June 22, 2010

James A. Yuan
Vice President, Secretary and General Counsel
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976

Re: State Auto Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 5, 2010
File Number: 000-19289

Dear Mr. Yuan:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. The information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Risk Factors, page 12

1. Please consider including a risk factor in your disclosure highlighting any material risks to your operations presented by possible increases in global temperatures widely attributed to climate change, as well as the atmospheric effects that have also been linked to this phenomenon. In your evaluation, please also consider the possible impact that proposed legislation in the United States intended to mitigate the effects of climate change might have on your operations. If you believe that climate change and any legislation that might be adopted to alleviate it does not currently materially affect you, please provide us with an analysis supporting this opinion.

Definitive Proxy Statement on Schedule 14A

General

2. We note that you have not included any disclosure pursuant to Item 402(s) of Regulation S-K regarding compensation policies and practices for your employees that are reasonably likely to have a material adverse effect on the registrant. Please provide us with a detailed analysis supporting your apparent conclusion that the disclosure required by Item 402(s) of Regulation S-K is not applicable.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director